82- SUBMISSIONS FACING

02028960

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tofas Turk Otomobil Fabrikasi

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3699 FISCAL YEAR 12-31-01

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dle

DATE : 5/1/02

TOFAŞ TÜRK OTOMOBİL FABRİKASI ANONİM ŞİRKETİ

FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2001 AND 2000

TOGETHER WITH AUDITORS' REPORT ON

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001

ANDERSEN

A.A. Aktif Analiz S.M.M.M. A.Ş.

To the Board of Directors of
Tofaş Türk Otomobil Fabrikası Anonim Şirketi,

1. We have audited the accompanying balance sheet of Tofaş Türk Otomobil Fabrikası Anonim Şirketi (the Company-a Turkish corporation) as of December 31, 2001 and the related statements of income, shareholders' equity and cash flows for the year then ended. These financial statements, which are presented in Turkish lira in equivalent purchasing power at December 31, 2001, are responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As disclosed in Note 1 to the accompanying financial statements, in 2001, the Company has merged with a related party and accordingly, the accompanying financial statements represent the combined results of operations and financial position, of these two companies as if they were one single entity at January 1, 2001 and 2000. However, the statements of cash flows and changes in equity for the year ended December 31, 2000 have not been presented on a comparative basis with those of December 31, 2001 which is required by International Accounting Standard 1.

4. In our opinion, except for not presenting comparative financial statements as discussed in paragraph 3 above, the financial statement referred to in the first paragraph above presents fairly, in all material respects, the financial position of Tofaş Türk Otomobil Fabrikası Anonim Şirketi as of December 31, 2001 and the results of its operations and cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) (formerly referred to as International Accounting Standards ("IAS")).

5. As disclosed in Notes 1 and 27 to the accompanying financial statements, major portion of the Company's sales are conducted through its related parties.

6. The amounts translated into U.S. dollars in the accompanying balance sheet and statement of income are presented for information purposes only and have been computed on the basis set forth in Note 2.2 to the accompanying financial statements.

A.A. AKTİF ANALİZ
SERBEST MUHASEBECİLİK MALİ MÜŞAVİRLİK ANONİM ŞİRKETİ
Member of Andersen Worldwide

Ethem Kutucular

İstanbul
March 29, 2002.

Tofaş Türk Otomobil Fabrikası Anonim Şirketi
BALANCE SHEETS
as of December 31, 2001 and 2000

(Currency -- Billions of Turkish lira in equivalent purchasing power at December 31, 2001)
(Amounts translated into US dollars for convenience purposes only (See Note 2.2))

		2001		2000
	Notes	TL	USD'000	TL
ASSETS				
Current assets				
Cash and cash equivalents	4	67,775	47,080	103,134
Trade receivables – net	5	35,244	24,482	93,758
Due from related parties – net	27.1	224,762	156,132	168,813
Inventories – net	6	85,214	59,194	134,686
Other current assets	7	24,876	17,280	16,569
Total current assets		**437,871**	**304,168**	**516,960**
Non-current assets				
Investments	8	6,918	4,806	7,870
Property,plant and equipment – net	9	559,259	388,491	626,303
Intangibles – net	10 and 27.5	23,419	16,268	21,868
Other non-current assets		86	60	376
Total non-current assets		**589,682**	**409,625**	**656,417**
Total assets		**1,027,553**	**713,793**	**1,173,377**
LIABILITIES AND EQUITY				
Liabilities				
Current liabilities				
Short-term bank borrowings	12	90,213	62,667	74,134
Trade payable – net	13	65,843	45,738	83,586
Due to related parties – net	27.2	189,671	131,756	253,714
Taxes and witholdings payable		6,305	4,380	8,468
Warranty provision	14	5,817	4,041	8,211
Accruals and other current Liabilities	15 and 27.5	20,434	14,194	18,898
Total current liabilities		**378,283**	**262,776**	**447,011**
Non-current liabilities				
Long-term bank borrowings	12	185,257	128,689	130,352
Deferred income – net	11	3,669	2,549	6,716
Reserve for employment Termination benefits	16	15,285	10,617	15,627
Deferred tax liability	25	-	-	46,743
Total non-current liabilities		**204,211**	**141,855**	**199,438**
Shareholders' equity				
Paid-in share capital	17	470,909	327,119	470,909
Legal reserves		30,149	20,943	30,149
Share premium		394	274	394
Retained earnings	18	25,476	17,696	882
Cummulative loss on the hedging	3	(11,632)	(8,080)	-
Net income/(loss) for the year		(70,237)	(48,790)	24,594
Total shareholders' equity		**445,059**	**309,162**	**526,928**
Total liabilities and shareholders' equity		**1,027,553**	**713,793**	**1,173,377**

The accompanying notes to these balance sheets form an integral part of these financial statements.

Tofaş Türk Otomobil Fabrikası Anonim Şirketi
INCOME STATEMENTS
for the years ended December 31, 2001 and 2000

(Currency -- Billions of Turkish lira in equivalent purchasing power at December 31, 2001)
(Amounts translated into US dollars for convenience purposes only (See Note 2.2))

		2001		2000
	Notes	TL	USD'000	TL
Net sales	27.3	1,480,773	1,028,624	1,284,972
Cost of sales	22, 23 and 27.4	(1,316,206)	(914,307)	(1,120,333)
Gross Profit		**164,567**	**114,317**	**164,639**
Selling and marketing expenses	19 and 22	(65,908)	(45,783)	(44,529)
General and administrative expenses	20, 22, 23 and 27.7	(69,316)	(48,151)	(80,100)
Research and development expenses	22 and 23	(9,021)	(6,266)	(18,931)
Idle time expense	23	(6,409)	(4,452)	(4,909)
Other operating income, net	21	44,509	30,918	6,378
Loss from Operations		**58,422**	**40,583**	**22,548**
Financial expense, net	24	(285,171)	(198,095)	(23,534)
Loss Before Provision for Taxes and Monetary Gain		**(226,749)**	**(157,512)**	**(986)**
Monetary gain	2	132,681	92,167	45,740
Net Income/(Loss) Before Provision for Taxes		**(94,068)**	**(65,345)**	**44,754**
Provision for taxes				
- current	25	(3,839)	(2,667)	(2,401)
- deferred	25	27,670	19,222	(17,759)
Net Loss		**(70,237)**	**(48,790)**	**24,594**
Weighted average number (000's) of shares of TL5,000 each		18,745,416	18,745,416	18,745,416
Basic and diluted earnings/(loss) per share-in full TL and full USD		(3,747)	(0.003)	1,312

The accompanying notes to these income statements form an integral part of these financial statements.

Tofaş Türk Otomobil Fabrikası Anonim Şirketi
STATEMENT OF CHANGES IN EQUITY
for the year ended December 31, 2001
(Currency -- Billions of Turkish lira in equivalent purchasing power at December 31, 2001)

	Share Capital	Legal Reserves	Share Premium	Retained Earnings	Cumulative loss on the hedging	Net Income/(Loss) for the Year	Total
Balance at December 31, 2000	**470,909**	**30,149**	**394**	**882**	**-**	**24,594**	**526,928**
Transfer to retained earnings	-	-	-	24,594	-	(24,594)	-
Cumulative loss on the hedging	-	-	-	-	(11,632)	-	(11,632)
Net loss for the year	-	-	-	-	-	(70,237)	(70,237)
Balance at December 31, 2001	**470,909**	**30,149**	**394**	**25,476**	**(11,632)**	**(70,237)**	**445,059**

The accompanying notes to this statement of changes in equity form an integral part of this financial statement.

Tofaş Türk Otomobil Fabrikası Anonim Şirketi
STATEMENT OF CASH FLOWS
for the year ended December 31, 2001
(Currency -- Billions of Turkish lira in equivalent purchasing power at December 31, 2001)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss before monetary gain and provision for taxes	(226,749)
Adjustments for	
Depreciation and amortization	106,293
Reserve for employee termination benefits	6,996
Decrease in deferred income	(3,333)
Interest expense provision	6,885
Warranty provision	5,817
(Gain)/loss on sale of fixed assets	(25,536)
Operating income before working capital changes	**(129,627)**
Net working capital changes in:	
Increase in trade receivables and due from related parties	(348,661)
Increase in other current assets	(20,806)
Decrease in inventories	49,472
Decrease in other non-current assets	228
Increase in trade payables and due to related parties	371,738
Increase in accruals and other current liabilities	3,085
Increase in taxes and witholding payable	9,526
Employment termination benefits paid	(293)
Net cash provided by operating activities	**(65,338)**
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sale of investments	1,265
Purchase of plant, equipment and intangibles	(104,246)
Proceeds from sale of fixed assets	117,125
Net cash used in investing activities	**14,144**
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from short-term bank borrowings	56,149
Proceeds from long-term bank borrowings	62,422
Repayment of long-term bank borrowings	(40,616)
Interest paid	(6,840)
Net cash used in financing activities	**71,115**
Net effect of monetary gain/(loss) on cash transactions	(55,280)
Net change in cash and cash equivalents	(35,359)
Cash and cash equivalents at the beginning of the year/period	103,134
Cash and cash equivalents at the end of the year/period	**67,775**

Supplementary cash flow information:

Taxes paid	-

(Currency -- Billions of Turkish lira in equivalent purchasing power at December 31, 2001 unless otherwise indicated)

1. General

Tofaş Türk Otomobil Fabrikası A.Ş. (the "Company-Tofaş") was established in 1968 as a Turkish-Italian cooperation venture to manufacture passenger cars at its plant near Bursa under licenses from Fiat Auto S.p.A. ("Fiat"). The Company, which is a member of Koç Holding and Fiat Group, also produces various automotive spare parts used in its automobiles. The Company's main office is located in Büyükdere Cad. No:145 Kat:4, 5 Zincirlikuyu Şişli, İstanbul. The production facilities are located in Bursa.

The Company has been registered with the Turkish Capital Market Board ("CMB") and quoted on the İstanbul Stock Exchange since 1991.

The main car models manufactured by the Company are produced pursuant to five license agreements between the Company and Fiat, one of which expired at the end of May 1997, but is extended until 2002. These license agreements prohibit the Company from assembling, producing, importing or selling any cars other than Fiat cars. Furthermore, in the year 2000, the Company has signed a manufacturing agreement with Fiat for the production of Doblo model light commercial vehicles in Turkey. This new model was commercially launched in October, 2000.

The Company conducts a significant portion of its business with corporations, which are affiliates of Koç Holding A.Ş. ("Koç Holding") or Fiat or both (Note 26).

As of May 15, 2001 Tofaş Otomobil Fabrikası A.Ş. merged legally with Tofaş Oto Ticaret A.Ş. ("Tofaş Oto"), whose certain shares are publicly traded in Istanbul Stock Exchange, in accordance with the article 451 of Turkish Trade Law and articles 37-39 of Corporate Tax Law. The merger is registered on May 15, 2001 and announced in Turkish Trade Registry Gazette on June 13, 2001. Tofaş and Tofaş Oto was under the common joint control of Koç Holding and Fiat Group through direct/indirect shareholdings held by them. Therefore, such legal merger was merely a restructuring and accordingly it was not within the scope of International Accounting Standard 22 ("Business Combinations") and no adjustment was made to the carrying amounts of assets and liabilities under merger accounting applied. The accompanying financial statements as of and for the year ended December 31, 2001 and 2000 include the assets, liabilities and income statement items of all these two companies as if they were one single entity as of December 31, 2001 and 2000.

As a consequence, at the date of merger, the Company took over the Freezone Branch of Tofaş Oto Ticaret A.Ş. named Tofaş Oto Ticaret Anonim Şirketi İstanbul Deri Serbest Bölge Şubesi (the Branch) located in Desbaş İstanbul Deri Serbest Bölgesi. After the takeover, the title of the Freezone Branch is changed as Tofaş Türk Otomobil Fabrikası Anonim Şirketi İstanbul Deri ve Endüstri Serbest Bölge Şubesi. As of December 31, 2001, the financial statements of the Branch is included in the accompanying financial statements.

2. Basis of Presentation of the Financial Statements

2.1. Turkish lira financial statements

The Company maintains its books of account and prepare its statutory financial statements ("Statutory Financial Statements") in Turkish lira in accordance with accounting principles issued by Turkish Capital Market Board ("CMB Principles"), the Turkish Commercial Code (the "TCC") and tax legislation (collectively, "Turkish Practices"). The accompanying combined financial statements are based on the individually kept statutory records, which are maintained under the historical cost convention, with adjustments and reclassification including restatement for changes in the general purchasing power of the Turkish lira, for the purpose of fair presentation in accordance with International Financial Reporting Standards (IFRS) (formerly referred to as International Accounting Standards ("IAS")) issued by the International Accounting Standards Board. The impact of such adjustments on the statutory financial statements were as follows:

	Increase/(Decrease)	
Impact on	2001	2000
The net income	69,639	(2,604)
The retained earnings brought forward	93,283	58,040

The restatement for the changes in the general purchasing power of Turkish lira as of December 31, 2001 is based on IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date, and that corresponding figures for previous periods be restated in the same terms. One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. The restatement was calculated by means of conversion factors derived from the Turkish countrywide wholesale price index ("WPI") published by the State Institute of Statistics ("SIS"). Such indices and conversion factors used to restate the accompanying financial statements are given below:

Dates	Index	Conversion factors
December 31, 1999	1,979.5	2.501
December 31, 2000	2,626.0	1.886
December 31, 2001	4,951.7	1.000

The main guidelines for the above mentioned restatement are as follows:

- Financial statements prepared in the currency of a hyperinflationary economy are stated in terms of the measuring unit current at the balance sheet date, and corresponding figures for previous periods are restated in the same terms.

- Monetary assets and liabilities are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.

- Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date, and components of shareholders' equity (excluding the statutory revaluation surplus, which is eliminated) are restated by applying the relevant (monthly, yearly average, year-end) conversion factors. Additions to property, plant and equipment in the year of acquisition are restated using the relevant conversion factors.

- Comparative financial statements are restated using general inflation indices to the currency purchasing power at the latest balance sheet date.

- All items in the statements of income are restated by applying the relevant conversion factors.

- The effect of general inflation on the Company's net monetary position is included in the statements of income as a monetary gain or loss.

The accompanying financial statements were authorized for issue on March 29, 2002 by the Company. Although there is no such intention, the Company's management has the power to amend the IAS financial statements of the Company after issuance, as there is no official closing for IAS financial statements of the companies in Turkey.

2.2. U.S. dollar translation

U.S. dollar ("USD") amounts shown in the accompanying financial statements have been included solely for the convenience of the reader and are translated from Turkish lira ("TL"), as a matter of arithmetic computation only, at the official TL exchange rate ("Official Exchange Rate") for purchases of USD announced by the Central Bank of the Republic of Turkey on December 31, 2001 of TL1,439,567 = USD1.00. Such translation should not be construed as a representation that the TL amounts have been or could be converted into USD at this or any other rate.

3. Summary of Significant Accounting Policies

The significant accounting policies followed in the preparation of the accompanying financial statements are set forth below:

Use of Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in earnings in the periods in which they become known.

Cash and Cash Equivalents

Cash includes cash on hand, cash with banks and funds lent under reverse repurchase agreements. Cash equivalents are short-term highly liquid investments that are readily convertible to known amonuts of cash with original maturity of three months or less and that are subject to an insignificant risk of change in value.

Receivables

Receivables are stated at fair value of the consideration given and carried at amortised costs, after provision for doubtful accounts. The historical cost carrying amount of receivables subject to normal trade credit terms approximate their fair value.

Related Parties

For the purpose of the accompanying financial statements, Fiat Group, Koç Holding and the companies identified by the Company and/or Fiat Group or Koç Holding as being controlled by/affiliated with them are considered and referred to as related companies. Related parties also include individuals that are principal owners, management and members of the Company's Board of Directors and members of their families.

Marketable Securities

Marketable securities represent Turkish government bonds and treasury bills and other marketable securities acquired under reverse repurchase agreements with a predetermined sale price at fixed future dates or as settlement of grant claims and are stated at amortized cost. Such investments, where original maturity at the time of purchase is less than three months, are considered as cash equivalents.

Inventories

Inventories are valued at the lower of cost restated to the equivalent purchasing power at December 31, 2001 or market value after provision for obsolete items. Cost elements included in inventory are material, labor and an appropriate amount of factory overheads. Cost of inventories is determined on the monthly moving average basis.

Investments

Investments are valued at cost restated to the equivalent purchasing power at December 31, 2001, since such investments does not have a quoted market price.

Property, Plant and Equipment

Property, plant and equipment (PP&E) are stated at cost less accumulated depreciation and accumulated impairment loss. When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

The initial cost of PP&E comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the PP&E have been put into the operation, such as repairs and maintenance and overhaul costs are normally charged to income in the period in the costs incurred. In the situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of fixed assets beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of PP&E.

Depreciation is computed on a straight-line basis over the following estimated useful lives:

Buildings	25 years
Land improvements	33 years
Machinery and equipment	10 - 12 years
Moulds	6 years
Furniture and fixtures	6 - 8 years
Motor vehicles	4 - 5 years
Other	4 - 5 years

The depreciation expense incurred during the non-operational periods of the Company due to the lack of demand is included in the idle time expense together with certain other production overheads.

The useful life and depreciation method are reviewed periodacally to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of PP&E.

Income Taxes

The income tax charge is based on profit for the year and considers deferred taxation. Deferred taxes are calculated using the balance sheet liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to be recovered or settled. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would flow from the manner in which the enterprise expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are recognized regardless of when the temporary difference is likely to reverse.

Deferred tax assets are recognized when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilized. The Company conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or that entire deferred tax asset to be utilized.

Reserve for Employee Termination Benefits

In accordance with existing social legislation, the Company is required to make lump-sum termination indemnities to each employee who has completed one year of service with the Company and whose employment is terminated due to retirement or for reasons other than resignation or misconduct.

In the accompanying financial statements, the Company has reflected a liability calculated using the Projected Unit Credit Method and based upon estimated inflation rates and factors derived using the Company's experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds.

Foreign Currency Transactions and Translation

Income and expenses arising in foreign currencies (any currency other than Turkish lira) during the year have been translated at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies have been translated at the exchange rates prevailing at the balance sheet dates. Exchange gains or losses arising from the settlement and translation of foreign currency items have been included in the related income and expense accounts, as appropriate.

Investment Grants

Turkish government investment grants in the form of Resource Utilization Support Premium ("RUSP") are reflected as deferred income and amortized over the depreciation period of the related assets on a straight-line basis (Note 11).

Provisions

A provision is recognized when, and only when an enterprise has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Warranty Expenses

The Company provides first maintenance service free of charge for the cars sold and also provides service free of charge during the first one-year period of warranty. As of December 31, 2001 the Company provided provision amounting of TL5,817 (December 31, 2000 – TL8,211) for the first maintenance service and for the possible expenses that can occur within the warranty period.

Export sales of the Company are not under a warranty commitment.

Revenue and Expense Recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be measured reliably. Sales, which exclude VAT and discounts, are recognized net of sales taxes and returns when delivery of goods or rendering of the service has taken place and transfer of risks and rewards has been completed.

Research and Development Costs

Expenditures for research and development are charged against income in the period incurred except for project development costs which comply with the following criteria:

- The product or process is clearly defined and costs are separately identified and measured reliably;
- The technical feasibility of the product is demonstrated;
- The product or process will be sold or used in-house;
- A potential market exists for the product or its usefulness in case of internal use is demonstrated;and
- Adequate technical, financial and other resources required for completion of the project are available.

Capitalization of costs starts when the above criteria are first met. Expenditure recognized as an expense in previous accounting periods is not reinstated.

Capitalized development costs are amortized on a straight-line basis over their expected useful lives. The recoverable amount of development costs is estimated whenever there is an indication that the asset has been impaired or that the impairment losses recognized in previous years no longer exist. There is no research and development cost capitalized as of December 31, 2001.

License Fees

License fees paid to Fiat for a specific product are recognized in accordance with the substance of the agreements and expensed over the useful life of the agreement which is estimated by the management to be five years (Note 10).

Cash Flow Hedge

Changes in the fair value of a hedging instrument that qualifies as an highly effective cash-flow hedge are recognized directly in the hedging reserve in shareholders' equity.

The ineffective portion is immediately recognized in net profit or loss. If the hedge cash flow results in the recognition of an asset or a liability, all gains and losses previously recognized directly in equity are transferred from equity and included in the initial measurement of the cost or carrying value of the asset or liability. Otherwise, for all other cash flow hedges, gains and losses initially recognized in equity are transferred from hedging reserve to net profit or loss in the same period or periods during which the hedged firm commitment or forecasted transaction affects the income statement.

When the hedge ceases to be highly effective, hedge accounting is discontinued prospectively. In this case the cumulative gain or loss on the hedging instrument that has been reported directly in equity is retained in equity until the commited of forecasted transaction occurs.

When the commited or forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in equity is transferred to the income statement.

Financial Instruments

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

When a financial asset or financial liability is recognised initially, it is measured at its cost, which is the fair value of the consideration given (in the case of an asset) or received (in the case of a liability) for it. Transaction costs are included in the initial measurement of all financial assets and liabilities.
After initial recognition, financial assets, including derivatives that are assets, are measured at their fair values, without any deduction for transaction costs that it may incur on sale or other disposal, except for the following categories of financial assets, which are measured at cost using the effective interest rate method (those that have fixed maturity are measured at amortized cost):

(a) loans and receivables originated by the enterprise and not held for trading;

(b) held-to-maturity investments; and

(c) any financial asset that does not have a quoted market price in an active market and whose fair value cannot be reliably measured.

The Company do not use any derivative instruments.

Fair Value of Financial Assets and Liabilities:

Fair value is the amount for which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

The estimated fair values of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, judgement is necessarily required to interpret market data to estimate the fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realize in a current market exchange. The following methods and assumptions were used to estimate the fair value of the financial instruments for which it is practicable to estimate fair value:

Financial Assets:

Monetary assets for which fair value approximates carrying value:

For cash and cash equivalents, due from related parties, receivables and other current assets (net of provisions) fair value is estimated to approximate carrying value due to their short-term nature.

Balances denominated in foreign currencies are translated at year-end exchange rates.

Financial Liabilities:

Monetary liabilities for which fair value approximates carrying value:

The fair values of accounts payable, bank borrowings and other monetary liabilities are considered to approximate their respective carrying values due to their short-term nature.

The fair value of long term debt is estimated to approximate its carrying value since it is primarily denominated in foreign currencies and are revalued at year-end exchange rates and a substantial portion of them carry variable interest rates.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains, and losses relating to a financial instrument classified as a liability are reported as expense or income as incurred. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Company has a legally enforceable right to offset and intends to settle either on a net basis or to realize the

Risk management policy

Interest rate risk

The Company is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities.

Liquidity risk

The ability to fund the Company's existing and prospective debt requirements is managed by maintaining the availability of adequate committed funding lines from high quality lenders.

Credit risk

Ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. These risks are monitored by credit ratings and limiting the aggregate risk to any individual counter party.

Currency risk

The Company is exposed to the foreign exchange risk through the impact of rate changes at the translation of foreign currency denominated liabilities to Turkish lira. These risks are monitored and limited by the analysis of foreign currency position.

Earnings/Loss per Share

Earnings / Loss per share disclosed in the accompanying income statements are determined by dividing net income / loss by the weighted average number of shares that have been outstanding during the related period concerned.

In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("Bonus Shares") to existing shareholders from retained earnings and revaluation surplus. For the purpose of earnings / loss per share computations, the weighted average number of shares outstanding during the year has been adjusted in respect of bonus shares issues without a corresponding change in resources, by giving them retroactive effect for the year in which they were issued and each earlier year. As of December 31, 2001 and 2000 the number of shares issued (assuming par value of TL5,000 / each) attributable to transfer to share capital from the retained earnings and revaluation surplus is 25,897,192,200. There was no difference between basic and diluted earnings per share for any class of shares for any of the years.

Contingencies

Contingent liabilities are not recognized in the financial statement. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits probable.

Subsequent Events

Post-year events that provide additional information about the company's position at the balance sheet date (adjusting events, are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

Euro conversion costs

Costs incurred to enable the Company to continue to operate as intended after the introduction of the Euro are recognized as an expense when incurred.

4. Cash and Cash Equivalents

	2001	2000
Cash on hand	16	12
Cash at banks		
- Time deposits	57,068	39,164
- Demand deposits	10,604	54,843
Repurchase agreements with banks with maturities less than 3 months	-	8,894
Cheques given for collection	75	213
Other cash equivalents	12	8
Total cash and cash equivalents	**67,775**	**103,134**

As of December 31, 2001 and 2000, time deposits comprised:

2001

	Amount (Original Currency)	Equivalent in TL	Maturity	Interest Rate
Koçbank A.Ş.(Koçbank)	TL20,127	20,127	January 2, 2002	58%
Koçbank	TL6,761	6,761	January 2, 2002	58%
Koratrade MTMC Ltd. (Koratrade)	TL3,519	3,519	January 31,2002	48%
T.C. Ziraat Bankası A.Ş.	TL5,834	5,834	January 7,2002	50%
Koçbank	EUR8,880,000	11,261	January 2, 2002	3.25%
Koçbank	USD6,645,000	9,566	January 2, 2002	3%
Total		**57,068**		

2000

	Amount (Original Currency)	Equivalent in TL	Maturity	Interest Rate
Koratrade MTMC Ltd. (Koratrade)	TL18,807	18,807	December 31, 2000	70.0 %
Koratrade	EURO 16,816,162	19,621	December 31, 2000	17.0 %
Yapı ve Kredi Bankası	TL736	736	January 3, 2001	33.4 %
Total		**39,164**		

As of December 31, 2000, marketable securities comprised Turkish government bonds, and treasury bills held for resale to banks under reverse purchase agreements with maturity at January 2, 2001. The interest rate for these agreements is 50-63% per annum.

5. Trade Receivables, net

	2001	2000
Nasco Egypt	3,648	4,038
Enrico Aliberti Otomobilcilik San. ve Tic. A.Ş.	2,998	4,924
Evsan Motorlu Araçlar San. ve Tic. A.Ş.	3,462	4,691
Fırat Oto Ticaret A.Ş.	1,537	3,831
Milpa Ticari ve Sinai Ürünler Pazarlama San. ve Tic. A.Ş. (Milpa)	-	12,326
Others (mainly dealers)	23,707	64,642
	35,352	94,452
Less: Unearned interest income	(108)	(694)
Total trade receivables	**35,244**	**93,758**

6. Inventories, net

	2001	2000
Raw materials, net of reserve for obsolescense of TL3,910 (2000 – TL5,755)	28,445	30,173
Work-in-process	15,878	27,862
Finished goods, net of reserve for obsolescense of TL434 (2000 – TL 415)	11,649	21,247
Spares and supplies	12,571	5,501
Merchandises	9,400	33,646
Goods-in-transit	438	1,191
Deposits and other payments for imports and Advances given to suppliers	6,833	15,066
Total inventories	**85,214**	**134,686**

7. Other Current Assets

	2001	2000
Value added tax receivable	22,899	13,670
Accrued income	1,266	882
Prepaid expenses	279	342
Prepaid taxes	-	954
Others	432	721
Total other current assets	**24,876**	**16,569**

8. Investments

At December 31, 2001 and 2000, the investments and the respective shareholding interest of the Company in them comprised the following:

	2001		2000	
	Share %	TL	Share %	TL
Entek Elektrik Üretim Prodüktör A.Ş.	14.00	6,918	14.00	6,918
Samoto Otomobil Tic. A.Ş.	-	-	51.00	952
Total		**6,918**		**7,870**

9. Property, Plant and Equipment (PP&E), net

The movement of PP&E and the related accumulated depreciation during 2001 were as follows:

	December 31, 2000	Additions/ Charge for the year	Disposals	December31, 2001
Cost				
Land	7,767	-	-	7,767
Buildings and land improvements	133,642	338	(554)	133,426
Machinery and equipment	809,969	7,292	(374,102)	443,159
Moulds and models	431,722	69,057	(14,247)	486,532
Furniture and fixture	103,679	5,300	(5,286)	103,693
Motor vehicles	15,593	2,657	(2,304)	15,946
	1,502,372	84,644	(396,493)	1,190,523
Accumulated depreciation				
Buildings and land improvements	73,597	3,654	(425)	76,826
Machinery and equipment	530,887	41,179	(320,711)	251,355
Moulds and models	201,421	48,408	(8,677)	241,152
Furniture and fixture	70,974	5,947	(4,374)	72,547
Motor vehicles	11,027	1,230	(1,129)	11,128
	887,906	100,418	(335,316)	653,008
Advances and construction-in-progress	11,837	110,390	(100,483)	21,744
Net book value	**626,303**			**559,259**

The cost of fully depreciated property and equipment still in use are as folows:

	2001	2000
Buildings and land improvements	18,379	20,896
Machinery and equipment	50,024	164,729
Moulds and models	121,870	120,064
Furniture and fixtures	28,438	19,981
Motor vehicles	9,681	8,148
Total	**228,392**	**333,818**

10. Intangibles, net

The movement of intangibles and the related accumulated amortization during 2001 were as follows:

	December 31, 2000	Additions	December 31, 2001
Cost			
License Fee	41,201	10,472	51,673
Other	4,600	93	4,693
	45,801	10,565	56,366
Accumulated amortization			
License Fee	20,101	8,754	28,855
Other	3,832	260	4,092
	23,933	9,014	32,947
Net book value	**21,868**		**23,419**

11. Investment Encouragement Certificates

The Company has obtained investment encouragement certificates from the Turkish State Planning Organization in connection with certain major capital expenditures, which entitle the Company to:

i) 100% exemption from customs duty on machinery and equipment to be imported;

ii) Investment allowance of 100% on the approved capital expenditures and construction incurred for the expansion of the facilities in Bursa;

iii) Incentive premiums of VAT+10% on the cost of eligible local capital expenditures; and

iv) Resource Utilization Support Premium ("RUSP"), an investment grant of between 25% and 40% on a portion of the total approved capital expenditures.

The investment allowance indicated in (ii) above, is deductible from current or future taxable profit for the purposes of corporation tax and exempt from both corporation and minimum tax, but subject to income tax, at a rate of 19.8 %.

The accrued RUSP receivables are included in other current assets in the accompanying, balance sheets amounting to TL62, while the recognized portion of deferred income is included as income in the accompanying income statements. As of December 31, 2001, the deferred income is TL3,669 (2000 – TL6,716) after the amortization of TL3,333 (December 31, 2000 – TL 4,379) to the income statement.

12. Bank Borrowings

Bank borrowings at December 31, 2001 and 2000 were as follows:

	2001		2000	
	Effective interest rate per annum	Amount	Effective interest rate per annum	Amount
Short-term bank borrowings (Foreign currency – full):				
Akbank T.A.Ş. (USD 10,000,000)	8.37%	14,396	-	-
Citibank (USD 5,000,000)	10.19%	7,198	8.67 %	6,334
Citibank (USD 5,000,000)	7.40%	7,198	-	-
Societe General (USD 5,000,000)	-	-	8.23 %	6,334
Citibank (USD 5,000,000)	9.80%	7,198	8.55 %	6,334
Societe General (EURO 5,000,000)	7.20%	6,341	5.88 %	5,831
Credit Lyonnais (EURO 10,500,000)	-	-	6.19 %	12,247
Credit Agricole Indonez (EURO 10,000,000)	6.82%	12,681	6.14 %	11,664
BNP-AK Dresdner (USD 5,000,000)	-	-	8.63 %	6,335
Societe General (USD 5,000,000)	4.98%	7,198	8.25 %	6,335
Turkish Technology Development Foundation (TTGV)	-	160	-	40
Banca Di Roma (USD 2,300,000)	-	-	8.65 %	2,914
Koçbank	-	1,241	-	-
Accrued interest		2,683		848
Total		**66,294**		**65,216**
Short-term portion of long term bank borrowings:				
ABN – Amro (EURO – 14,784,792)	5.20%	18,748	-	-
ABN – Amro (EURO – 3,617,791)	4.42-5.20%	4,588	5.82 %	8,557
Türkiye Sınai Kalkınma Bankası A.Ş. (TSKB)	25%	87	15.00 %	245
TSKB	15%	11	-	-
Accrued interest		485		116
		23,919		**8,918**
Total short-term bank borrowings		**90,213**		**74,134**

	2001		2000	
	Effective interest rate per annum	Amount	Effective interest rate per annum	Amount
Long-term bank borrowings:				
ABN-Amro (EURO 96,101,146)	5.20%	121,867	5.82 %	128,389
ABN-Amro (EURO 47,031,277)	4.42-5.20%	59,641	-	-
TSKB	25%	23	-	-
TSKB	15%	14	15.00 %	250
Accrued interest		3,712		1,713
Total long-term bank borrowings		**185,257**		**130,352**

The repayment schedule, as translated with the exchange rates prevailing at the period-end, of the long-term bank borrowings is as follows:

Years	December 31, 2001
2003	28,532
2004	28,495
2005	28,495
2006	28,495
2007	28,495
2008	28,495
2009	14,250
	185,257

The long-term loan from ABN Ambro Bank B.V. amounting to Euro 161,535 thousand was obtained to finance its investment to manufacture Doblo light commercial vehicles. According to the manufacturing agreement signed between Fiat (the customer of the majority of Doblo production) and the Company, the repayment obligations related to such loan is guranteed by Fiat through future purchases of Doblo until the end of 2008. Accordingly the Company's exposure to foreign exchange rate and interest rate fluctuations is undertaken by Fiat. The portion of foreign exchange losses in excess of the inflation amounting to TL8,746 on the bank loan that is determined to be an effective hedge is accounted under equity.

13. Trade Payables, net

	2001	2000
Accounts payable	66,194	83,671
Notes payable	17	21
	66,211	83,692
Less:Unearned interest charge	(368)	(106)
Total trade and other payables	**65,843**	**83,586**

14. Warranty Provisions

The movement of the warranty provision balance in 2001 is as follows:

	Balances at December 31, 2000	Utilized in 2001	Amount Reversed as income in 2001	Net provision for 2001	Balances at December 31, 2001
Warranty	8,211	(8,211)	-	5,817	**5,817**

15. Accruals and Other Current Liabilities

	2001	2000
Accrued expenses	5,796	6,410
Accrual for royalty	2,843	1,330
Miscellaneous payables (mainly comprising payables to personnel and service companies)	2,928	8,552
Other taxes	1,818	1,218
VAT payable	1,997	174
Advances taken for moulds	4,673	-
Others	379	1,214
Total accruals and other current liabilities	**20,434**	**18,898**

16. Reserve for Employment Termination Benefits

Under Turkish Labor Law, the Company is required to pay termination benefits to each employee who has completed one year of service and whose employment is terminated without due cause, who is called up for military service, dies or retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). Since the legislation was changed on September 8, 1999, there are certain transitional provisions relating to length of service prior to retirement. The amount payable consists of one month's salary in historical terms limited to a maximum of TL978.02 million (December 31, 2000 – TL587.72 million) for each year of service. The liability is not funded, as there is no funding requirement. The rate of maximum pay was increased to TL1,076.4 million effective from January 1, 2002.

The reserve has been calculated by estimating the present value of the future probable obligations of the Company arising from the retirement of the employees. The Company's maximum liability as of December 31, 2001 is TL39,506 (2000 – TL 28,149).

International Accounting Standards (IAS 19) require actuarial valuation methods to be developed to estimate the enterprise's obligation under defined benefit plans. Accordingly the following actuarial assumptions were used in the calculation of the total liability:

	December 31, 2001	December 31, 2000
Discount rate (per annum)	7%	7%
Turnover rate to estimate the Probability of retirement	99%	99%

17. Paid – In Share Capital

At December 31, 2001, the Company's historical authorized and paid-in share capital is TL170,413.As of December 31, 2001, the breakdown of the share capital of the Company is as follows:

December 31, 2001		
Par Value (TL full – historical)	Number of Shares	Amount
5,000	7,550	-
50,000	4,547	-
100,000	6,284	-
500,000	7,511	4
1,000,000	15,681	16
5,000,000	10,509	53
10,000,000	16,290	163
50,000,000	7,042	352
100,000,000	9,050	905
500,000,000	3,900	1,950
1,000,000,000	4,635	4,635
5,000,000,000	3,385	16,925
10,000,000,000	14,541	145,410

At December 31, 2001, the composition and the respective shareholding percentages of the shareholders are as follows:

	December 31, 2001		
	Share Group	Amount (Historical TL)	Percentage (%)
Shareholders			
Fiat Auto S.p.A.	D	64,511	37.86
Koç Holding A.Ş.	A	64,054	37.59
Koç Holding Companies and family	A	457	0.27
Others, including the Public Participation Administration and publicly issued shares	E	41,391	24.28
Total paid-in share capital		**170,413**	**100**

The shareholders holding A and D group shares have the priviledge to choose the members for Board of Directors and Board of Auditors and also have the priviledge of using preemption rights in buying each other's shares. The Company's Articles of Association requires a 75% majority vote of outstanding share for the passing of General Assembly resolutions.

As of December 31, 2001, the total effect of restatement of cash contributions in the paid in share capital amounted to TL300,496.

18. Retained Earnings

Statutory retained earnings per historical financial statements comprise legal reserves, a general reserve and unappropriated profit.

The legal reserves consist of first and second reserves, appropriated in accordance with the Turkish Commercial Code (TCC). The TCC stipulates that the first legal reserve is appropriated out of historical statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of the Company's historical paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash distributions in excess of 5% of the historical paid-in share capital.

According to CMB regulations, the Company has the following two options; they may either distribute dividends in cash and/or in the form of share certificates, or they may elect not to distribute any dividends at all. However, CMB may require the Company to distribute dividends in cash. If the Company makes a decision to distribute any dividends, distribution should be made in the five months following year-end.

Under TCC, the legal reserves are not available for distribution unless they exceed 50% of the historical paid-in share capital but may be used to offset losses in the event that historical general reserve is exhausted.

Composition of prior periods' earnings (per Statutory Financial Statements) at December 31, 2001 in historical terms is as follows:

	2001 (historical)
- Legal reserves	2,879
- General reserves	22,762
Total	**25,641**

19. Selling and Marketing Expenses

	2001	2000
Advertisement expenses	13,864	13,673
Warranty expenses	16,776	14,440
Packaging expenses	9,127	8,356
Transportation insurance expense	6,520	3,969
Payroll expenses	5,225	3,504
Others	14,396	587
Total selling and marketing expenses	**65,908**	**44,529**

20. General and Administrative Expenses

	2001	2000
Payroll expenses	20,037	28,804
Depreciation expense	20,296	20,325
Cost of maintenance, repair and energy Expenses	2,376	2,499
Retirement pay liability	1,144	1,396
Sponsorship expenses	137	9,701
Royalty expense	2,969	2,778
Other administrative expenses	22,357	14,597
Total general and administrative expenses	**69,316**	**80,100**

21. Other Operating Income, net

	2001	2000
Other operating income		
Gain on sale of participation	313	5,055
Gain on sale of fixed assets	34,487	1,067
Research and development incentive premiums	2,080	913
Rent Income	946	318
Other	7,137	1,907
Total other operating income	**44,963**	**9,260**
Other operating expenses		
Other expenses	(454)	(2,882)
Total other operating expenses	(454)	**(2,882)**
Other income, net	**44,509**	**6,378**

22. Average Number of Personnel and Payroll Expenses

During the year ended December 31, 2001 and 2000, personnel expenses and average number of employees were as follows:

	2001	2000
Wages	49,720	65,484
Salaries	37,224	44,212
Labor expenses charged by subcontractors	31,594	21,883
Other social expenses	8,411	13,760
Total peronnel expenses	**126,949**	**145,339**
Average number of employees		
Blue Collar	4,175	4,072
White Collar	889	975
Total number of employees	**5,064**	**5,047**

23. Depreciation and Amortization Expenses

The details of depreciation and amortization expenses for the year ended December 31, 2001 and 2000 are as follows:

	2001	2000
Cost of production	84,124	72,901
General and administrative expenses	20,296	20,325
Research and development expenses	1,257	-
Idle time expenses	3,755	2,543
Total depreciation and amortization expenses	**109,432**	**95,769**

24. Financial Expenses, net

	2001	2000
Financial income:		
Foreign exchange gain	89,041	3,544
Interest income	48,857	60,107
Financial expenses:		
Interest and related charges	(58,242)	(64,577)
Foreign exchange loss	(364,827)	(22,608)
Financial expenses, net	**(285,171)**	**(23,534)**

25. Taxation

Current Taxes

The combined maximum effective tax rate for the year ended December 31, 2001 and December 31,2000 was 33% including corporation tax, withholding tax and mandatory contributions to Government funds. In case of the distribution of dividends from corporate earnings, dividends shall be subjected to income tax withholding. Such withholding tax rate ranges between 11% and 19.8% (5.5% for the public companies) of dividends to be distributed based on the country of the shareholders.

As of December 31, 2001, the Company has TL532,545 billion (in historical terms, 2000 – TL242,533 billion) of unused investment allowances that will be used in future years. Such investment allowances can be carried by the Company indefinitely. The Company has not utilized any investment allowance during the current period. Investment allowances utilized are subject to withholding tax at the rate of 19.8%. In the case that the profit is added to share capital, the transaction will not be considered as profit distribution and no withholding tax will be applied.

Under the Turkish taxation system, tax losses can be carried forward to offset against future taxable income for up to 5 years. As of December 31, 2001 the Company does not have any accumulated statutory tax loss carryforward. In Turkey, there is no procedure for a final and definite agreement on the tax assessments. Companies file their tax returns within four months following the end of the accounting year to which they relate. Tax returns are open for 5 years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to examine tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

The numeric reconciliation between tax income and the accounting results multiplied by the applicable tax rate as of December 31, 2001 are as follows:

	2001	2000
Net income/(loss) before provision for taxes	(94,068)	44,751
Income tax at 33%	31,042	(14,768)
Effect of disallowable expenses	(119)	(54)
Effect of non-taxable income of freezone branch	1,010	1,152
Effect of restatement of non-monetary items in accordance to IAS 29	(52,503)	(7,827)
Effect of impairment in the value of deferred tax asset	(14,718)	-
Effect of cumulative loss on the hedging	2,886	
Effect of investment allowances	56,233	8,813
Effect of change in the effective tax rate	-	(7,476)
	23,831	(20,160)

Deferred Taxes

The revised IAS 12 (Income Taxes) requires deferred taxation to be provided on the temporary differences which arise on the restatement of non-monetary assets through the application of IAS 29 (See Note 2).

The breakdown of temporary differences and the resulting deferred tax assets/(liabilities) as of December 31, 2001 and 2000, using the expected future tax rates (effective rates), were as follows:

	Cumulative timing differences (historical)		Deferred tax assets/(liabilities) (historical)	
Timing differences:	**December 31, 2001**	**December 31, 2000**	**December 31, 2001**	**December 31, 2000**
Warranty reserve	(5,817)	(4,354)	1,920	1,437
Employment termination benefits reserve	(15,285)	(8,287)	5,044	1,707
Restatement of inventories per IAS 29	12,474	9,730	(4,116)	(2,018)
Restatement of depreciable property, plant and equipment and intangibles per IAS 29	157,731	129,161	(52,052)	(25,738)
Capitalization of license fees	12,977	5,265	(4,282)	(1,042)
Statutory tax loss carried forward	-	(8,961)	-	1,774
Unused investment allowances	(532,545)	-	70,296	-
Cumulative loss on the hedging	8,746	-	(2,886)	-
Others	(2,406)	2,919	794	(904)
Total	(364,125)	125,473	14,718	(24,784)
Restated in equivalent purchasing power at December 31, 2001			**14,718**	**(46,743)**
Impairment in the value of deferred tax asset			**(14,718)**	
Deferred tax asset / (liability)			**-**	**(46,743)**

The deferred tax charge related to cumulative loss on the hedging amounting to TL2,886 was accounted under equity.

The management of the Company does not consider the related net deferred tax asset of TL14,718 as realizable in the foreseeable future, and accordingly, the Company has not provided a deferred tax asset in the accompanying financial statements.

26. Commitments and Contingencies

25.1. Bank letters of guarantee

As of December 31, 2001, the Company had TL15,950 (2000 – TL21,115) in outstanding bank letters of guarantee provided by its banks for the customs authorities and governmental institutions. As of December 31, 2001 the Company does not have any irrevocable import letters of credit provided by its banks (2000 – TL184).

25.2. Litigations

As of December 31, 2001, the total amount of outstanding legal claims brought against the Company is TL370 (2000 – TL338). Furthermore, there are 23 lawsuits being held against the Company for car changes. The Company has reflected a reserve amounting TL97 (2000-None) for such lawsuits against the Company.

27. Related Party Balances and Transactions

Fiat Group and Koç Holding and the companies identified by the Company as being controlled by/affiliated with them are regarded as related companies for the purpose of the accompanying financial statements.

The Company enters into transactions with related parties in the normal course of business on an arm's – length basis.

The balances with related companies at December 31, 2001 and December 31, 2000 and a summary of the major transactions with related companies for the year ended as of December 31, 2001 and 2000 are shown below:

27.1. Due from related parties, net

	2001	2000
Fiat Auto S.p.A.	189,447	84,897
Koç Fiat Kredi Tüketici Finansmanı A.Ş. (Koç Fiat Kredi)	5,778	21,290
Koç Group dealers	24,889	60,512
Others	5,559	2,410
	225,673	169,109
Less:Unearned Income	(911)	(296)
Total	**224,762**	**168,813**

27.2. Due to related parties, net

	2001	2000
Fiat Auto S.p.A.	171,027	242,699
Mako Elektrik Sanayi ve Ticaret A.Ş. (Mako – Plastic parts supplier)	4,527	5,336
Matay Otomotiv Yan Sanayi A.Ş. (Matay – Exhaust pipe supplier)	6,024	3,577
Comau S.p.A.	5,106	839
Other	4,836	7,715
	191,520	260,166
Less: Unearned interest income	(1,849)	(6,452)
Total	**189,671**	**253,714**

27.3. Sales

Major sales to related companies, including sales discounts and returns, during the year 2001 and 2000, expressed in equivalent purchasing power of the Turkish lira at December 31, 2001 are as follows:

	2001	2000
Fiat Auto S.p.A.	1,102,356	293,818
Koç Group dealers	116,268	469,341
Others	874	379
Total	**1,219,498**	**763,538**

27.4. Purchases

Major material, fixed assets and service purchases from related companies, during the year 2001 and 2000, expressed in equivalent purchasing power of the Turkish lira at December 31, 2001 are as follows:

Domestic Purchases	2001		2000	
	Materials	Services	Materials	Services
Mako (Subsidiary of Koç Holding)	31,202	-	39,596	-
Döktaş Dökümcülük San. ve Tic. A.Ş. (Subsidiary of Koç Holding)	5,673	-	14,143	-
Matay (Subsidiary of Koç Holding)	33,830	-	19,807	-
Takosan Oto Göstergeleri Sanayi ve Tic. A.Ş. (Subsidiary of Koç Holding)	1,382	-	5,686	-
Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş. (Affiliate of Koç Holding)	-	9,922	-	9,798
Sachs Beldesan Süspansiyon Sistemleri Sanayi ve Ticaret A.Ş.	1,753	-	2,246	-
Other	4,060	35,612	6,567	6,492
	77,900	**45,534**	**88,045**	**16,290**

Foreign purchases	2001			2000		
	Materials	Fixed Assets	Services	Materials	Fixed Assets	Services
Fiat Auto S.p.A.	423,296	59	359	431,577	7,819	15,071
Kofisa S.A. (Subsidiary of Fiat Auto)	4,660	-	-	5,118	-	380
Other	1,156	3,544	893	7,366	24,830	1,201
Total	**429,112**	**3,603**	**1,252**	**444,061**	**32,649**	**16,652**

27.5. In accordance with the license agreement, the royalty and expense accruals of Fiat Auto S.p.A. amounted to TL 4,241 at December 31, 2001 (2000 – TL 3,872), which has been included in accruals and other current liabilities in the accompanying balance sheet.

27.6. Salaries and similar benefits paid to the top management (21 people-including the members of the Board of Directors, 2000 – 16 people) amounted to TL3,006 (2000 – TL1,952) in historical terms.

28. Foreign Currency Assets and Liabilities

Foreign Currency	2001 Foreign Currency (Thousand)	2001 Turkish lira Equivalent	2000 Foreign Currency (Thousand)	2000 Turkish lira Equivalent
a) ASSETS				
Cash and Banks				
USD	7,190	10,350	5,352	6,779
ITL	63	-	2,100,917	1,266
DEM	3	2	12	8
EURO	14,926	18,928	51,869	60,504
Trade Receivables and Due From Related Parties				
USD	7,582	10,915	11,756	14,891
ITL	-	-	2,155,969	1,300
DEM	115	75	138	81
EURO	143,809	182,366	63,230	73,755
Other Receivables				
USD	187	269	138	174
ITL	17,118	11	41,695	25
EURO	215	273	14	16
Advance Payment for Fixed Assets				
EURO	-		34	39
Total Assets		**223,189**		**158,838**
b) LIABILITIES				
Loans				
USD	31,409	45,215	27,314	34,601
EURO	180,357	228,713	142,905	166,689
Trade Payables and Due To Related Parties				
USD	-	-	98	123
ITL	18,250,161	11,953	36,867,244	22,210
EURO	138,285	175,361	204,948	239,059
DEM	385	250	1,815	1,082
FRF	201	39	3,121	555
ESP	24,363	186	10,751	76
GBP	9	19	34	63
JPY	41,852	459	-	-
Other Payables				
USD	721	1,038	653	827
ITL	1,625,000	1,064	4,124,442	2,486
EURO	9,867	12,512	3,104	3,620
DEM	29	19	10	5
Total Liabilities		**476,828**		**471,396**

29. Subsequent Event

The ceiling for retirement pay liability has been raised to 1,076.4 million TL/year as of January 1, 2002.

30. Other Matters

Since February 2001, Turkey has been experiencing reduced economic activity and high volatility in foreign currency exchange rates, money and capital markets. In May 2001, a program has been established which includes various regulatory changes to create a well-developed business and regulatory infrastructure that would generally exist in more developed markets. As of the date of the preparation of the accompanying financial statements, the volatility and uncertainties in the markets are continuing.

TOFAŞ

02 MAY -1 AM 5:27

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision : 14.02.2002

Number of the Decision : 2002/1

Participants :

- Mrs.Suna KIRAÇ	: Chairman-Koç Holding A.Ş.
- Mr. Pietro SIGHICELLI	: Vice Chairman - FIAT Auto S.p.A.
- Mr. Jan NAHUM	: Managing Director - Koç Holding A.Ş.
- Mr. Temel ATAY	: Member-Koç Holding A.Ş.
- Mr. Bülent ÖZAYDINLI	: Member-Koç Holding A.Ş.
- Mr. Antonio SCOGNAMIGLIO	: Member-FIAT Auto S.p.A.
- Mr. Maurizio MAGNABOSCO	: Member-FIAT Auto S.p.A.
- Mr. Camillo ROSSOTTO	: Member-FIAT Auto S.p.A.
- Mr. Nevzat TÜFEKÇİOĞLU	: Auditor
- Mr. Francesco GIROLDI	: Auditor
- Mr. Nadir ÖZŞAHİN	: Auditor

SUBJECT :

Decision on increasing the Company's Registered Capital Ceiling and amendment of the Articles of Association.

Managing Director, Mr. Jan Nahum in view of the current circumstances and with the last capital increase, proposed that the Company's registered capital ceiling being TL 170.412.875.000.000.- (onehundredseventy trillion fourhundredtwelve billion eighthundredseventyfive million) to be increased to TL 1.000.000.000.000.000.- (one quadrillion), and that, accordingly, the Article 6 of the Articles of Association concerning to the capital be amended as provided for herein below. In addition, with reference to the distribution of dividends regulated by the Capital Market Board, he proposed to amends Articles 3 and 29 of the Articles of Association relating to the purpose and scope and the profit appropriation as follows, to comply with the regulations.

It was decided that an application be filed to the Capital Market Board and to the Ministry of Industry and Commerce for their permission thereto in order that such proposal might be discussed and resolved at the next Meeting of the General Assembly of Shareholders.

NEW TEXT OF ARTICLES

SHARE CAPITAL:

Article 6 -

The Company has adopted the Registered Capital System under the provisions of Act No. 2499 and begun to use this system by the permission from the Capital Market Board No. 532 of 1.8.1991.

The registered capital of the Company is TL 1.000.000.000.000.000.- (one quadrillion TL) and it is divided into 200.000.000.000 shares each with a nominal value of TL 5.000.-.

The issued capital of the Company is TL 170.412.875.000.000.- (onehundredseventy trillion fourhundredtwelve billion eighthundredseventyfive million TL) fully paid. The share capital is divided into 34.082.575.000 shares each with a nominal value of TL 5.000.-. Of this capital TL 129.022.898.370.000.- are presented by registered shares and TL 41.389.976.630.000.- by bearer shares. The number and the total values of Group A, D and E representing the Company's capital TL 170.412.875.000.000.- are shown in the following table in groups :

Allocation of the Capital amounting to 170.412.875.000.000.-TL in terms of Group A, D, and E Shares

Group	Number of Share	Amount of Shares	(%)
Group A - Registered	12.902.289.837	64.511.449.185.000	37,8560
Group D - Registered	12.902.289.837	64.511.449.185.000	37,8560
Group E - Bearer	8.277.995.326	41.389.976.630.000	24,2880
TOTAL	**34.082.575.000**	**170.412.875.000.000**	**100**

The capital of the Company may be increased or decreased under the provisions of the Turkish Commercial Code and the Capital Market Act. Shareholders participate in the capital increases by acquiring shares to be issued from their groups. Pre-emptive rights are exercised according to the provisions of the Turkish Commercial Code and the provisions of these Articles of Association. For pre-emptive rights exercised or not [illegible] the provisions of the Capital Market Act and of the Communiquè are

In capital increases, shareholders pay in cash and in advance the values of the shares. Notice and Communiquè relating to these matters are made pursuant to the provisions of the Communiquè on the Capital Market and Article 25 of the Articles of Association.

Pursuant the provisions of the Capital Market regulations, the Board of Directors has the power to increase the issued capital by issuing registered and bearer shares when it is deemed necessary and to unify the shares in denominations representing more than one shares or to issue shares in smaller denomination instead of shares in big denominations provided that they are returned and cancelled. New shares can not be issued unless the issued shares are fully sold and their amount are paid. In addition, the Board of Directors can resolve to issue shares above the nominal value.
The Group D shares of the Company which benefits from the Act for the Encouragement of Foreign Capital No.6224, are held by the foreign partner FIAT Auto S.p.A..

PURPOSE AND SCOPE :

__Article 3 -__ The Company has been formed with the primary objectives;

a) to manufacture and assemble, under the licence of Fiat Auto S.p.A, motor vehicles and their assemblies, sub-assemblies, groups, parts, spare parts and accessories;
b) to import, distribute, trade, sell and service, throughout the Country, motor vehicles manufactured by the Company under the licence of Fiat Auto S.p.A. or manufactured by or for Fiat Auto S.p.A., as well as spare parts and accessories thereof.

For the above purposes, the Company may;

i) set up and operate plants, factories and workshops;
ii) enter contracts with Fiat Auto S.p.A. for obtaining manufacturing licenses, as well as production and technical assistance required for manufacturing;
iii) enter contracts with Fiat Auto S.p.A. to act as authorized importer and distributor of Fiat Auto S.p.A. motor vehicles, assemblies, spare parts manufactured or imported by the Company and for the same purpose establish independent retail sale and service dealers,distributors or agents, as well as direct branches including sales offices and retail sale and service branches or take shareholdings in the same;
iv) import assemblies, sub-assemblies, groups, parts, spare parts, accessories and equipment required for manufacturing and for servicing;
v) purchase, sell, arrange the construction of real estate property, lease such property, obtain or procure real estate mortgages and impose other rights in-kind ;
vi) lease properties to third parties;
vii) become engaged in contracts with governmental and privately owned establishments, organizations and entities;
viii) establish and operate fuel and service stations for maintenance and repair and procurement of kits fittings in connection with vehicles that the company has engaged itself in sales;
ix) generate electrical energy, participate in corporations and undertakings producing, distributing, marketing electrical energy. Acquire their shares, dispose them if desired without acting as mediate or performing portfolio management;
x) become engaged in any type of export or import transactions as may be required to implement any existing agreements with Fiat Auto;
xi) become engaged in activities to meet the financing and insurance requirements ... other activities relating to services connected with the main

xii) establish partnership with individuals and legal entities for the accomplishments of the aforementioned activities and participate in companies which are already established or to be established, and if necessary, terminate such participations.
xiii) It may participate to commercial banks and companies performing financing activities, including consumer financing without acting as mediate or performing portfolio management; it may acquire shares and it may dispose of them by transferring, if desired.
xiv) Under the rules established by the Capital Market Board, the Company may distribute dividend to the Directors, officers, employees and workers, the holders of participation, founder and ordinary jouissance shares, foundations established for various purposes and similar individuals and/or institutions and/or donate to the foundations established for various purposes and similar individuals and/or institutions.

In case of intention to be involved in operations other than those shown above, which are to be deemed useful and necessary for the Company, in the future upon the proposal of the Board, the Company cannot carry on business it desires unless the case has been presented for the approval of the General Assembly and a resolution has been adopted modifying accordingly this present Article 3 by the latter. However, in order to apply such resolutions involving the amendment of the Articles of Association of the Company, the necessary permission will be obtained from the Capital Market Board first of all and then the Ministry of Industry and Trade and also by means of provisions of Act for the Encouragement of Foreign Capital such formalities require to be performed in accordance with the permissions obtained.

In the application of this Article, the provisions of Decree No. 6/9910 and future amendments thereto or those of the new Decree to be issued in this matter are to be respected.

PROFIT APPROPRIATION:

<u>Article 29</u> -

The net profit of the Company is the amount that is reached following the deduction of all the expenses of the Company already paid, or will be paid, depreciations and reserves required to be provided from the revenues at the related fiscal year end.

Out of the Company's profit which has been calculated as above,

- a legal reserve at a rate 5 % has to be set aside in compliance with the relevant provisions of the Turkish Commercial Code,
- and, subsequent to the deduction of the fiscal liabilities imposed on the legal personality of the Company,
- the first dividends are appropriated upon rates and quantities to be determined by the Capital Market Board.

The General Assembly shall be authorized to decide on whether the remaining balance, subsequent to the deductions indicated shall be appropriated entirely or partially or transfered to the general reserves.

Pursuant to the relevant provisions of the Turkish Commercial Code, after having set aside 5 % legal reserve, and the first dividend distribution upon rates and quantities to be determined by the Capital Market Board, one tenth of the portion that has been decided to be distributed among shareholders and other persons participating in sharing profit, shall be set aside pursuant to Article 466/3 of the Turkish Commercial

The date and method of profit appropriation, including the first dividends, shall be ascertained by the General Assembly, upon the proposal of the Board of Directors, by taking into consideration the communiques issued by the Capital Market Board.

Unless the reserve required to be set aside pursuant to the relevant provisions of the law and the first dividends for the shareholders as determined in the Articles of Association are appropriated, the General Assembly shall not be authorized to adopt resolutions concerning the setting aside of other general reserves, profit transfer to the oncoming year, and unless the first dividend is paid in cash and/or share certificate, shall not resolve on the profit distribution among the members of the Board of Directors, officials, workers and other personnel employed, shareholders, foundations established for various purposes and similar individuals and/or institutions.

SUNA KIRAÇ
Chairman

PIETRO SIGHICELLI
Vice Chairman

JAN NAHUM
Managing Director

TEMEL ATAY
Member

BÜLENT ÖZAYDINLI
Member

ANTONIO SCOGNAMIGLIO
Member

MAURIZIO MAGNABOSCO
Member

CAMILLO ROSSOTTO
Member

TOFAŞ

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision : 04.03.2002

Number of the Decision : 2002/2

Participants :

- Mrs.Suna KIRAÇ	: Chairman-Koç Holding A.Ş.
- Mr. Pietro SIGHICELLI	: Vice Chairman - FIAT Auto S.p.A.
- Mr. Jan NAHUM	: Managing Director - Koç Holding A.Ş.
- Mr. Temel ATAY	: Member-Koç Holding A.Ş.
- Mr. Bülent ÖZAYDINLI	: Member-Koç Holding A.Ş.
- Mr. Antonio SCOGNAMIGLIO	: Member-FIAT Auto S.p.A.
- Mr. Maurizio MAGNABOSCO	: Member-FIAT Auto S.p.A.
- Mr. Camillo ROSSOTTO	: Member-FIAT Auto S.p.A.
- Mr. Nevzat TÜFEKÇİOĞLU	: Auditor
- Mr. Francesco GIROLDI	: Auditor
- Mr. Nadir ÖZŞAHİN	: Auditor

AGENDA :

1- Determination of the location, date, time and Agenda of the Ordinary Meeting of the General Assembly,
2- Determination of the location, date, time and Agenda of the Meeting of Groups A and D of Preferential Shareholders.
3- Selection of Independent External Auditing Company.

The Managing Director of the Board of Directors Mr. Jan Nahum, proposed that the items of agenda be discussed and that appropriate resolutions be passed with respect thereto. Thus, the Board of Directors discussed and resolved on the following matters.

1- For a discussion of the below given agenda, it has been decided to convene the annual Ordinary General Assembly Meeting of Tofaş Türk Otomobil Fabrikası A.Ş. on Tuesday, 18 April 2002 at 10.30 hours, in Divan Hotel located at Cumhuriyet Caddesi No: 2 Taksim-İstanbul, as determined by the previous resolution passed by the Board of Directors to effect the convention ceremony according to the applicable procedures, and to therefore prepare the Balance Sheets and Income Statements as well as the Board of Directors' Report that will be submitted to the General Assembly's approval, to present them to next meeting of the Board of Directors for a preliminary discussion, and to keep such Board of Directors Report, Balance Sheets, Income Statements and Auditing Reports in Company Headquarters for a period of 15 days prior to the General Assembly Meeting for inspection by the Shareholders.

34th ORDINARY GENERAL ASSEMBLY OF
TOFAŞ TÜRK OTOMOBİL FABRİKASI ANONİM ŞİRKETİ
DATED 18 APRIL 2002
AGENDA OF THE MEETING

1. Opening and election of the Chairmanship Council,
2. Reading and discussing the Board of Directors' Report and Statutory and Independent Auditors' Report with respect to 2001 operations and accounts; approval, approval with amendment or rejection of the Board of Directors' proposal in respect of the 2001 Balance Sheets and Income Statements,
3. Acquittance of the Members of the Board of Directors and the Auditors from liability in respect of the Company's operations in 2001,
4. Approval of replacement of the Members in the Board of Directors during the year under the Article 315 of Turkish Commercial Code,
5. Approval, approval with amendment or rejection of the Board's proposal relating to the appropriation of 2001's income,
6. Resolution on the amendments of the Articles 3, 6 and 29 of the Company's Articles of Association,
7. Approval of the results of the Independent External Auditing Organisation carried on by the Board of Directors according to laws and regulations in connection with the Capital Market,
8. Re-election or replacement of the Members of the Board of Directors whose terms of office have expired and determination of their new office terms,
9. Re-election or replacement of the Auditors whose terms of office have expired,
10. Determination of the annual remuneration of the Chairman and the Members of the Board of Directors as well as of the Auditors,
11. Authorization of the Board of Directors to do business related to the Company's objectives in person or on behalf of others enabling them to participate in the companies of similar business and do transactions pursuant to the Articles 334 and 335 of Turkish Commercial Code, provided that such Members of the Board of Directors are prohibited from being Board Members,

officers or employees of the companies or third persons engaged in the business of motor vehicles other than motor vehicles manufactured by or under the licence of Fiat Group,

12. Giving authorization to the Chairmanship Council to sign the Minutes of the General Assembly Meeting and to consider this to be satisfactory, on behalf of the Shareholders,
13. Wishes and Opinions.

2- The Groups A and D Preferential Shareholders be invited to meet on the same day at 11.30 hours, at Divan Hotel located at Cumhuriyet Caddesi No.2 Taksim, İstanbul, as determined previously, to approve the resolution to be passed at the Ordinary Meeting of the General Assembly, to be held on 18.04.2002 with the foregoing items of Agenda in respect of the amendments to articles 3, 6 and 29 of the Company's Articles of Association, as well as to discuss the following items of agenda and that the invitation process be observed duly.

THE AGENDA OF THE MEETING OF THE GROUPS <u>A AND D PREFERENTIAL SHAREHOLDERS</u> :

1. Opening, and election of the Chairmanship Council,
2. The approval of the decision on the Ordinary Meeting of the General Assembly pertaining to the amendments to the Articles 3, 6 and 29 of the Company's Articles of Association,
3. Authorization of the Chairmanship Council to sign the Minutes of Ordinary Meeting of the General Assembly and to be satisfied therewith.

3- Pursuant to provisions of the communique relating to Independent Auditing in the Capital Market issued by the Capital Market Board, it has been decided that Andersen - A.A. Aktif Analiz S.M.M.M.A.Ş. be assigned as independent external auditors as from the 2002 accounting period to audit corporate accounts and that an agreement be executed with the mentioned firm in this respect.

SUNA KIRAÇ
Chairman

PIETRO SIGHICELLI
Vice Chairman

JAN NAHUM
Managing Director

TEMEL ATAY
Member

BÜLENT ÖZAYDINLI
Member

ANTONIO SCOGNAMIGLIO
Member

MAURIZIO MAGNABOSCO
Member

CAMILLO ROSSOTTO
Member

TOFAŞ

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision : 21.03 2002

Number of the Decision : 2002/3

Participants :

- Mrs.Suna KIRAÇ	: Chairman-Koç Holding A.Ş.
- Mr. Pietro SIGHICELLI	: Vice Chairman - FIAT Auto S.p.A.
- Mr. Jan NAHUM	: Managing Director - Koç Holding A.Ş.
- Mr. Temel ATAY	: Member-Koç Holding A.Ş.
- Mr. Bülent ÖZAYDINLI	: Member-Koç Holding A.Ş.
- Mr. Antonio SCOGNAMIGLIO	: Member-FIAT Auto S.p.A.
- Mr. Maurizio MAGNABOSCO	: Member-FIAT Auto S.p.A.
- Mr. Camillo ROSSOTTO	: Member-FIAT Auto S.p.A.
- Mr. Nevzat TÜFEKÇİOĞLU	: Auditor
- Mr. Francesco GIROLDI	: Auditor
- Mr. Nadir ÖZŞAHİN	: Auditor

AGENDA :

1- Approval of the Report of the Board of Directors, dated 20.03.2002.
2- Review of the Independent Auditing Report for the year 2001.

1- The Balance Sheet of 2001 and Income Statement prepared by the General Directorate of the Company and preparation of the Annual Report of the Board of Directors have been discussed and concluded as follows.

a) To approve the Balance Sheet of 2001 and submit it to the General Assembly with the sum of Assets and Liabilities amounting TL 835.776.786.651.190.-

b) To approve the Income Statement, of which the net term loss is TL 598.844.577.012.- and the parts concerning the deductions and expenditures are TL 1.299.567.638.848.159.- and parts with regard to the Sales and Incomes are TL 1.298.968.794.271.147.- and submit them to the General Assembly.

c) To be considered at the Annual General Meeting of the Shareholders of our company due to be held on 18.04.2002, as seen from the examination of the balance sheet and income table, a balance sheet loss of TL 598.844.577.012.- was generated as a result of operations in 2001 and to transfer the loss of 2001 to following year in accordance with the article no.14/7 of Corporate Tax Law and within the provisions of Turkish Commercial Code as well as Capital Market Regulation and to submit it to the approval of General Assembly.

d) To submit the Report of the Board of Directors for the year ended 2001 which has been given its final shape in this meeting to the Board of Auditors and thereafter to the General Assembly,

e) To have the Report of the Board of Directors , the Balance Sheet , the Income Statement and the Auditor's Report made available to inspection of the Shareholders at the Company Headquarters for a period of 15 days prior to the date of the General Assembly,

have been decided.

2- It is resolved that the Auditing Report of 15.03.2002 issued by the Independent External Audit Firm Andersen - A.A. Aktif Analiz Serbest Muhasebecilik Mali Müşavirlik A.Ş. on 2001 accounts be reviewed and that the General Assembly be submitted for approval the financial statements as of 31.12.2001.

SUNA KIRAÇ
Chairman

PIETRO SIGHICELLI
Vice Chairman

JAN NAHUM
Managing Director

TEMEL ATAY
Member

BÜLENT ÖZAYDINLI
Member

ANTONIO SCOGNAMIGLIO
Member

MAURIZIO MAGNABOSCO
Member

CAMILLO ROSSOTTO
Member

TOFAŞ

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision	: 02.04.2002
Number of the Decision	: 2002/4
Participants	:
- Mrs.Suna KIRAÇ	: Chairman-Koç Holding A.Ş.
- Mr. Pietro SIGHICELLI	: Vice Chairman - FIAT Auto S.p.A.
- Mr. Jan NAHUM	: Member- Koç Holding A.Ş.
- Mr. Temel ATAY	: Member-Koç Holding A.Ş.
- Mr. Bülent ÖZAYDINLI	: Member-Koç Holding A.Ş.
- Mr. Antonio SCOGNAMIGLIO	: Member-FIAT Auto S.p.A.
- Mr. Maurizio MAGNABOSCO	: Member-FIAT Auto S.p.A.
- Mr. Camillo ROSSOTTO	: Member-FIAT Auto S.p.A.
- Mr. Nevzat TÜFEKÇİOĞLU	: Auditor
- Mr. Francesco GIROLDI	: Auditor
- Mr. Nadir ÖZŞAHİN	: Auditor

SUBJECT :

About the assignment to the Senior Management (CEO) of our Company.

The Chairman Mrs. Suna KIRAÇ of the Board of Directors, proposed to adopt the following resolution upon the change and assignment of the Senior Management .

The resignation and change of assignment of Mr. Jan NAHUM, serving as the Managing Director lately is approved and the decision to appoint him as a Member of the Board of Directors and to assign Mr. Antonio BENE as the Chief Executive Officer (CEO) to the Senior Management position as of 01.04.2002 is made.

SUNA KIRAÇ
Chairman

PIETRO SIGHICELLI
Vice Chairman

JAN NAHUM
Member

TEMEL ATAY
Member

BÜLENT ÖZAYDINLI
Member

ANTONIO SCOGNAMIGLIO
Member

MAURIZIO MAGNABOSCO
Member

CAMILLO ROSSOTTO
Member

34th ORDINARY MEETING OF THE GENERAL ASSEMBLY OF TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş. 18.04.2002

02 MAY -1 AM 5:27

MINUTES OF THE MEETING

The Ordinary General Assembly of Shareholders for 2001 of TOFAŞ Türk Otomobil Fabrikası A.Ş. was held under the surveillance of the Commissary of the Ministry, **Mr.Nevzat Özer,** appointed by the letter with 17.04.2002 date and 026636 number of Istanbul Provincial Office of Industry and Trade on 18.04.2002 Thursday on 10:30 hours in Divan Hotel at the address of Cumhuriyet Caddesi No.2 Taksim / Istanbul in order to discuss the matters on the agenda and conclude accordingly.

It has been observed that the call and invitation for the meeting, which were containing the agenda by advertisement as provided by the related Law and Articles of Association was published and announced on the issue of the daily Sabah and Milliyet of 25.03.2002 and of Türkiye Ticaret Sicili Gazetesi (Turkish Trade Registration Journal) of 28.03.2002, No:5515 and that all shareholders recorded in the register of members were notified of the date, venue and agenda of the meeting in time in accordance with the provisions of the Turkish Commercial Code, Capital Market Act and the Articles of Association.

Following the examination of the Attendance List and understanding of the fact that 132.906.343.280.000 shares representing a capital portion of TL 26.471.476.706 in person and shares representing a capital portion of 109.791.950 by proxy, out of a total of 34.082.575.000 shares representing the issued capital of TL 170.412.875.000.000 and that the minimum quorum of the meting required by the relevant Law and provisions of the Articles of Association have been so present, the meeting was opened by Mr. Bülent Özaydınlı and agenda began to be discussed.

At the end of the discussions, the following resolutions have been passed:

1) As per item 1 of the Agenda, election has been held for the Presiding Board of the Meeting and **Mr. Fevzi Bülent Özaydınlı** has been unanimously elected as the Chairman of the Meeting, **Mr. Maurizio Magnabosco** and **Mr. Fazıl Gökgöz** as Vote Collectors and **Mr. Nezih Olcay** as Clerk.

2) Upon the instruction of the Chairman, the Reports of Board of Directors and Auditors' Report and Independent External Auditors Report of Andersen-A.A. Aktif Analiz S.M.M.M.A.Ş on the activities in 2001 have been read by the Clerk. Discussions have been held on the 2001 Balance Sheet and Income Statement. It has been taken cognizance of the fact that a total of TL 409.390.170.233 was donated to Foundations and Associations that are exempted from tax as a social contribution. After the discussions, the Balance Sheet and the Income Statement as of 31.12.2001 have been unanimously approved.

3) The Chairman has presented to the General Meeting for approval the release of Directors and the Auditors from their responsibilities for 2001 operations. The directors and the individuals involved in the management have not participated in voting. After the voting, all the Directors and Auditors have been released from their responsibilities by unanimous vote.

4) The reappointment of **Mr. Jan Nahum** as Director for vacancy due to resignation and change of duties during the year has been approved unanimously provided that it is valid under the same conditions and as of the election date pursuant to section 315 of the Turkish Trade Code.

5) At the end of examination of 2001 Balance Sheet and Income Statement, it has been resolved to transfer the definite loss of 2001, TL 598.844.557.012 to the following year in accordance with the article 14/7 of Corporate Tax Law and provisions of Turkish Commercial Code as well as Capital Market Legislation.

6) The proposal related to the amendments to the article 3, Subject and Purpose, and article 6, Capital, and article 29, Distribution of Profit, of the Articles of Association have been read. It has been resolved by the majority of votes of other shareholders, against a total vote of rejection of 30.308.510, including 8.767.200 shares/votes of rejection of Chase Nominees Ltd/GDMF Picted registered for the name of Chase Nominees Limited represented by JP Morgan Chase Bank, 21.541.310 shares/votes of rejection of Central ST.S.&S.A.Pension, Commonwealth of P.P.S.E. Retirement, Howard H.M. Inst., Missouri S.E. Retirement SYS and Connecticut G.L. Ins. Company registered for the name of Boston Safe Deposit and Trust Company represented by Citibank N.A. that the above mentioned articles will be amended as follows within the scope of permissions obtained and pursuant to approval OFD/815-3880 of Capital Market Committee on 20.03.2002, and permission DEĞ/1466-002033 of the Ministry of Industry and Trade on 21.03.2002.

PURPOSE AND SCOPE :

Article 3 - The Company has been formed with the primary objectives;

a) to manufacture and assemble, under the licence of Fiat Auto S.p.A, motor vehicles and their assemblies, sub-assemblies, groups, parts, spare parts and accessories;
b) to import, distribute, trade, sell and service, throughout the Country, motor vehicles manufactured by the Company under the licence of Fiat Auto S.p.A. or manufactured by or for Fiat Auto S.p.A., as well as spare parts and accessories thereof.

For the above purposes, the Company may;

i) set up and operate plants, factories and workshops;
ii) enter contracts with Fiat Auto S.p.A. for obtaining manufacturing licenses, as well as production and technical assistance required for manufacturing;
iii) enter contracts with Fiat Auto S.p.A. to act as authorized importer and distributor of Fiat Auto S.p.A. motor vehicles, assemblies, spare parts manufactured or imported by the Company and for the same purpose establish independent retail sale and service dealers,distributors or agents, as well as direct branches including sales offices and retail sale and service branches or take shareholdings in the same;
iv) import assemblies, sub-assemblies, groups, parts, spare parts, accessories and equipment required for manufacturing and for servicing;
v) purchase, sell, arrange the construction of real estate property, lease such property, obtain or procure real estate mortgages and impose other rights in-kind ;
vi) lease properties to third parties;
vii) become engaged in contracts with governmental and privately owned establishments, organizations and entities;
viii) establish and operate fuel and service stations for maintenance and repair and procurement of kits fittings in connection with vehicles that the company has engaged itself in sales;
ix) generate electrical energy, participate in corporations and undertakings producing, distributing, marketing electrical energy. Acquire their shares, dispose them if desired without acting as mediate or performing portfolio management;
x) become engaged in any type of export or import transactions as may be required to implement any existing agreements with Fiat Auto;

xi) become engaged in activities to meet the financing and insurance requirements of its credit sales and in other activities relating to services connected with the main activity of distribution, sale and servicing referred to above;
xii) establish partnership with individuals and legal entities for the accomplishments of the aforementioned activities and participate in companies which are already established or to be established, and if necessary, terminate such participations.
xiii) It may participate to commercial banks and companies performing financing activities, including consumer financing without acting as mediate or performing portfolio management; it may acquire shares and it may dispose of them by transferring, if desired.
xiv) Pursuant to the rules established by the Capital Market Board, the Company may distribute dividend to the foundations established for various purposes and similar individuals and/or organizations and/or may donate to foundations set up for various purposes and similar individuals and/or organizations.

In case of intention to be involved in operations other than those shown above, which are to be deemed useful and necessary for the Company, in the future upon the proposal of the Board, the Company cannot carry on business it desires unless the case has been presented for the approval of the General Assembly and a resolution has been adopted modifying accordingly this present Article 3 by the latter. However, in order to apply such resolutions involving the amendment of the Articles of Association of the Company, the necessary permission will be obtained from the Capital Market Board first of all and then the Ministry of Industry and Trade and also by means of provisions of Act for the Encouragement of Foreign Capital such formalities require to be performed in accordance with the permissions obtained.

In the application of this Article, the provisions of Decree No. 6/9910 and future amendments thereto or those of the new Decree to be issued in this matter are to be respected.

SHARE CAPITAL:
Article 6 -
The Company has adopted the Registered Capital System under the provisions of Act No. 2499 and begun to use this system by the permission from the Capital Market Board No. 532 of 1.8.1991.

The registered capital of the Company is TL 1.000.000.000.000.000.- (one quadrillion TL) and it is divided into 200.000.000.000 shares each with a nominal value of TL 5.000.-.

The issued capital of the Company is TL 170.412.875.000.000.- (onehundredseventy trillion fourhundredtwelve billion eighthundredseventyfive million TL) fully paid. The share capital is divided into 34.082.575.000 shares each with a nominal value of TL 5.000.-. Of this capital TL 129.022.898.370.000.- are presented by registered shares and TL 41.389.976.630.000.- by bearer shares. The number and the total values of Group A, D and E representing the Company's capital TL 170.412.875.000.000.- are shown in the following table in groups :

Allocation of the Capital amounting to 170.412.875.000.000.-TL in terms of Group A, D, and E Shares

Group	Num.of Share	Amount of Shares	%
Group A-Registered	12.902.289.837	64.511.449.185.000-	37.8560
Group D-Registered	12.902.289.837	64.511.449.185.000-	37.8560
Group E-Bearer	8.277.995.326	41.389.976.630.000-	24.2880
Total	**34.082.575.000**	**170.412.875.000.000**	**100**

The capital of the Company may be increased or decreased under the provisions of the Turkish Commercial Code and the Capital Market Act. Shareholders participate in the capital increases by acquiring shares to be issued from their groups. Pre-emptive rights are exercised according to the provisions of the Turkish Commercial Code and the provisions of these Articles of Association. For pre-emptive rights exercised or not exercised, the provisions of the Capital Market Act and of the Communiquè are respected.

In capital increases, shareholders pay in cash and in advance the values of the shares. Notice and Communiquè relating to these matters are made pursuant to the provisions of the Communiquè on the Capital Market and Article 25 of the Articles of Association.

Pursuant the provisions of the Capital Market regulations, the Board of Directors has the power to increase the issued capital by issuing registered and bearer shares when it is deemed necessary and to unify the shares in denominations representing more than one shares or to issue shares in smaller denomination instead of shares in big denominations provided that they are returned and cancelled. New shares can not be issued unless the issued shares are fully sold and their amount are paid. In addition, the Board of Directors can resolve to issue shares above the nominal value.

The Group D shares of the Company which benefits from the Act for the Encouragement of Foreign Capital No.6224, are held by the foreign partner FIAT Auto S.p.A..

PROFIT APPROPRIATION:

Article 29 -

The net income of the Company remaining after deduction of such amounts as the general expenses and the allowances for depreciations required to be paid and earmarked and the taxes required to be paid by the legal entity of the Company from the total revenues determined at the end of the fiscal year which appears on the annual balance sheet will be distributed on the following basis after deduction of prior years' losses if any therefrom:

- The first legal reserve of 5% is earmarked under the provisions of Turkish Commercial Code
- The first dividend at the rate and amount fixed by the Capital Market Board is set aside from the remaining amount.

The General Assembly shall be authorized to decide on whether the remaining balance, subsequent to the deductions indicated shall be appropriated entirely or partially or transfered to the general reserves.

The second legal reserve being one tenth of the amount remaining after deduction of the dividend for 5% of the paid up capital from the total amount resolved to be distributed to the shareholders and other individuals participating in sharing of the profit is earmarked pursuant to subparagraph 3 of paragraph 2 of Section 466 of Turkish Commercial Code.

The date and method of profit appropriation, including the first dividends, shall be ascertained by the General Assembly, upon the proposal of the Board of Directors. by taking into consideration the communiques issued by the Capital Market Board.

Unless the reserve required to be set aside pursuant to the relevant provisions of the law and the first dividends for the shareholders as determined in the Articles of Association are appropriated, the General Assembly shall not be authorized to adopt resolutions concerning the setting aside of other general reserves, profit transfer to the oncoming year, and unless the first dividend is paid in cash and/or share certificate, shall not resolve on the profit distribution among the members of the Board of Directors, officials, workers and other personnel employed, shareholders, foundations established for various purposes and similar individuals and/or institutions.

Dividend is equally distributed to all the shares outstanding as of the fiscal year irrespective of the dates they have been issued and acquired.

7) Within the framework of Capital Market Regulations and pursuant to Notification on the Independent Auditing in Capital Market, it has been unanimously resolved to approve the appointment of Andersen-A.A. Aktif Analiz Serbest Muhasebecilik Mali Müşavirlik A.Ş. as the external independent auditing company by the Board of Directors as of the fiscal year of 2002.

8) Election has been held for the Members of the Board of Directors. At the end of the election, among the candidates nominated by the shareholders Group "A", **Mrs. Suna Kıraç, Mr. Fevzi Bülent Özaydınlı, Mr. Temel Atay and Mr. Aydın Çubukçu**, and among the candidates nominated by the shareholders Group "D", **Mr. Jan Nahum, Mr. Giorgio Fossati, Mr. Camillio Rossotto and Mr. Maurizio Magnabosco** have been elected to the Board of Directors.

9) Election has been held for auditors, whose terms have expired. At the end of the relevant election, it has been unanimously resolved to elect **Mr. Nadir Özşahin, Mrs. Füsun**

Akkal and Mr. Francesco Giroldi as Auditors in order to audit the 2002 accounts and serve until the 35th Ordinary General Assembly.

10) It has been unanimously resolved that the Chairman and the directors are to be paid a monthly gross salary of TL 750.000.000 and the Auditors TL 280.000.000 in gross from 01.01.2002 onwards.

11) With respect to the fact that the directors can carry on, in person or on behalf of third persons, businesses included in the subjects of the company and be a member of corporations involved in such businesses, pursuant to the sections 334 and 335 of the Turkish Trade Code, it has been unanimously resolved that the Directors are authorized to be members of an third parties or companies operating in the trade of motor vehicles other than those manufactured by or under the license of Fiat Group, provided that they are not employed as directors, executives or employees.

12) The Chairman of the Presiding Board has presented the proposal to the vote of the shareholders so that the Presiding Board can be authorized to sign the minutes of the General Meeting on behalf of the shareholders. It has been unanimously resolved to authorize the Presiding Board to sign the Minutes of the Meeting on behalf of the shareholders and that this will be deemed sufficient.

13) With respect to the relevant part of the agenda, wishes have been expressed that the achievements and success of the company would continue.

As there was no further business to be transacted. The Chairman closed the meeting. These minutes have been issued and signed at the same venue after the meeting. April 18th, 2002.

CHAIRMAN OF
THE PRESIDING BOARD
Bülent ÖZAYDINLI

COMMISSARY OF THE MINISTRY
OF INDUSTRY AND TRADE
Nevzat ÖZER

VOTE COLLECTOR
Fazıl GÖKGÖZ

CLERK
Nezih OLCAY

VOTE COLLECTOR
Maurizio MAGNABOSCO

ATTENDANCE LIST		34th ORDINARY GENERAL MEETING OF TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş. 18.04.2002				
SHAREHOLDER'S				FORM OF REPRESENTATION	REPRESENTATIVE'S	
NAME	ADDRESS OF RESIDENCE	CAPITAL CONTRIBUTION TL	NUMBER OF SHARES	IN PERSON/BY PROXY	NAME	SIGNATURE
; HOLDİNG A.Ş.	Azizbey Sok. No:1 Nakkaştepe İstanbul	64,054,151,135,000	12,810,830,227		Bülen ÖZAYDINILI	
T AUTO S.p.A.	Corso G. Agnelli 200 Torino İtalya	64,511,449,185,000	12,902,289,837		Maurizio MAGNABOSCO	
ЛEL TİC. ve YAT. A.Ş.	Azizbey Sok. No:1 Nakkaştepe İstanbul	59,880,850,000	11,976,170		Aydın ÇUBUKÇU	
NA KIRAÇ	Azizbey Sok. No:1 Nakkaştepe İstanbul	99,354,300,000	19,870,860		Nezih OLCAY	
MAHAT S. ARSEL	Azizbey Sok. No:1 Nakkaştepe İstanbul	99,354,300,000	19,870,860		Temel ATAY	
SEVGİ GÖNÜL	Azizbey Sok. No:1 Nakkaştepe İstanbul	99,354,300,000	19,870,860		Selçuk ÖNCER	
JSTAFA V. KOÇ	Azizbey Sok. No:1 Nakkaştepe İstanbul	33,118,100,000	6,623,620		Nezih OLCAY	
ÖMER KOÇ	Azizbey Sok. No:1 Nakkaştepe İstanbul	33,118,100,000	6,623,620		Adil SALEPÇİOĞLU	
ALİ KOÇ	Azizbey Sok. No:1 Nakkaştepe İstanbul	33,118,100,000	6,623,620		Nilgün AKIN	
:.BAŞBAKANLIK :ELLEŞTİRME ARESİ BAŞKANLIĞI	H. Rahmi Gürpınar Sok.No:2 Çankaya Ankara	3,725,239,165,000	745,047,833		Fazıl GÖKGÖZ	
)STON SAFE DEPOSIT Co. :NTRAL ST.&SOUTHWEST	135 Santilli Highway, 026-0025 Everett, MA 02149-1950 A.B.D	44,895,630,000	8,979,126	Vekaleten	CITIBANK Yabancı/ Vuslat SÜMEN	
HACE NOMINEES LTD.)MF PICTET	1 Chaseside Bournemouth Dorset BH 7 7DB A.B.D	43,836,000,000	8,767,200	Vekaleten	JP MORGAN CHASE Bank/ Cemalettin KEMENT	
)STON SAFE DEPOSIT Co.)MMONWEALTH OF P.P.	135 Santilli Highway, 026-0025 Everett, MA 02149-1950 A.B.D	40,800,220,000	8,160,044	Vekaleten	CITIBANK Yabancı Vuslat SÜMEN	
)STON SAFE DEPOSİT Co.)WARD HUGHES M.I.	135 Santilli Highway, 026-0025 Everett, MA 02149-1950 A.B.D	16,700,000,000	3,340,000	Vekaleten	CITIBANK Yabancı/ Vuslat SÜMEN	
\Dİ YÜKSEL	Süleymanpaşa Sok.No:1/10 Kadıköy İstanbul	5,000,000,000	1,000,000			
)STON SAFE DEPOSIT Co. ЛPLOYEES RETIREMENT	135 Santilli Highway, 026-0025 Everett, MA 02149-1950 A.B.D	3,020,700,000	604,140	Vekaleten	CITIBANK Yabancı/ Vuslat SÜMEN	
)STON SAFE DEPOSIT Co. :NERAL LIFE- INSURANCE	135 Santilli Highway, 026-0025 Everett, MA 02149-1950 A.B.D	2,290,000,000	458,000	Vekaleten	CITIBANK Yabancı/ Vuslat SÜMEN	
. URAL ALFAN	Hüseyinpaşa Sok.No:14/20 Kadıköy İstanbul	605,000,000	121,000			
JRAK ALFAN	Hüseyinpaşa Sok.No:14/20 Kadıköy İstanbul	605,000,000	121,000			
USTAFA ÜSTÜN ARTUÇ	İstasyon Cad.No:9/13 Göztepe İstanbul	504,000,000	100,800			

ATTENDANCE LIST		34th ORDINARY GENERAL MEETING OF TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş. 18.04.2002				
SHAREHOLDER'S				FORM OF REPRESENTATION	REPRESENTATIVE'S	
NAME	ADDRESS OF RESIDENCE	CAPITAL CONTRIBUTION TL	NUMBER OF SHARES	IN PERSON/BY PROXY	NAME	SIGNATURE
'NÜL KARACAN	İstiklal Cad.No:230/10 Beyoğlu İstanbul	145,325,000	29,065			
3EL DURUKAN	Siporel Sok.No:25/9 Kızıltoprak İstanbul	126,480,000	25,296			
CEP ÇOKÇA	T.M.Ali Cad.No:187 Yıldırım Bursa	100,310,000	20,062			
.BRAHİM KÜPELİKILIÇ	Çukurbostan Sok.No:29 Fatih İstanbul	97,775,000	19,555			
'JZAFFER MADEN	P.K. 56 81072 Suadiye İstanbul	50,000,000	10,000			
ZKAN GEZGİN	Sarayardı Cad.No:13/33 Acıbadem İstanbul	50,000,000	10,000			
RHAN SOFUOĞLU	Çakmakçılar Yokuşu No:24 Beyazıt İstanbul	47,925,000	9,585			
.FAHRİ EREM	Ç.Yıldızı Sok. No:21/11 Erenköy İstanbul	30,465,000	6,093			
ÖNÜŞ BİLGİLİ	Vatan Cad. Emlak Evleri No:2/13 Fatih İstanbul	26,450,000	5,290			
AYRETTİN YAĞIZ	Sahilyolu No:26/3 Maltepe İstanbul	21,110,000	4,222			
IAZHAR D. ŞAMAN	Cumhuriyet Cad. Adaş Sok. 43/11 Ç.köy İstanbul	1,000,000	200			
ÜLENT ÖZAYDIN	Tekel ve Y.T.Müessesesi Kartal İstanbul	1,000,000	200			
ZDEMİR BAYUR	Ataşehir Mercan No:9/15 Kadıköy İstanbul	1,000,000	200			
EYFETTİN BEKSAÇ	Ş.Günaltay Cad. No:240 Erenköy İstanbul	25,000	5			
AN NAHUM	Tanova Sit. No:2-C Bebek İstanbul	25,000	5			
'EZİH OLCAY	Şevketpaşa Kıranlar Mevkii Beykoz İstanbul	25,000	5			

ATTENDANCE LIST		34th ORDINARY GENERAL MEETING OF TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş. 18.04.2002				
SHAREHOLDER'S				FORM OF REPRESENTATION	REPRESENTATIVE'S	
NAME	ADDRESS OF RESIDENCE	CAPITAL CONTRIBUTION TL	NUMBER OF SHARES	IN PERSON/BY PROXY	NAME	SIGNATURE
LÇUK ÖNCER	Taşmektep Sok. No:28/18 Göztepe İstanbul		25,000	5		
3ÜLENT ÖZAYDINLI	Azizbey Sok. No:1 Nakkaştepe İstanbul		25,000.	5		
‹YDIN ÇUBUKÇU	Azizbey Sok. No:1 Nakkaştepe İstanbul		25,000	5		
			132,907,093,075,000	26,581,418,615		

ıe foregoing shareholders or their proxies, whose names and number and amount of shares are shown as above, have attended the Ordinary General Meeting of Shareholders of TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş. held on 18.04.2002.

HE COMMISSIONER OF HE MINISTRY OF INDUSTRY AND RADE

EVZAT ÖZER

CHAIRMAN OF THE PRESIDING BOARD

BÜLENT ÖZAYDINLI

CORPORATE CAPITAL:	170,412,875,000,000
TOTAL NUMBER OF SHARES:	34,082,575,000
MINIMUM MEETING QUORUM:	25,561,935,000
QUORUM OF THE PRESENT MEETING:	26.581.268.656
IN PERSON:	26.471.476.706
BY PROXY:	109.791.950

'OTE COLLECTOR

AZIL GÖKGÖZ

CLERK

NEZİH OLCAY

'OTE COLLECTOR

IAURİZİO MAGNABOSCO

SHAREHOLDING AND CAPITAL STRUCTURE SHOWN ON THE ATTENDANCE LIST ARE IN CONFORMITY WITH COMPANY'S REGISTER OF SHARES AND RECORDS THEREOF.

THE BOARD OF DIRECTORS

GENERAL MEETING OF GROUP A PREFERRED SHAREHOLDERS OF TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş. 18.04.2002

MINUTES OF THE MEETING

The General Meeting of Group A Preferred Shareholders of Tofaş Türk Otomobil Fabrikası was held on April 18th, 2002 Thursday on 11:30 hours in Divan Hotel at the address of Cumhuriyet Caddesi No.2 Taksim / Istanbul under the surveillance of the Commissary of the Ministry, Mr. Nevzat Özer, appointed by the letter with 17.04.2002 date and 026636 number of Istanbul Provincial Office of Industry and Trade and with the participation of shareholders or proxies, names and signatures of whom are entered in the Attendance List issued by the Board of Directors.

The opening of the meeting has been allowed by the Commissary of the Ministry of Industry and Trade who has observed from the General Meeting file that TL 64.511.449.185.000 portion of Group A shareholders holding TL 64.511.449.185.000 in the Corporate Capital corresponding to 12.902.289.837 shares were present at the meeting in person or by proxy, and that invitation formalities were duly exercised pursuant to relevant provisions of the Articles of Association.

1- Election has been made for the Presiding Board of Group A Preferred Shareholders' General Meeting according to the agenda. It has been unanimously resolved to appoint **Mr. Bülent Özaydınlı** as the Chairman of Presiding Board, **Mr. Adil Salepçioğlu** as the Vote Collector and **Mr. Nezih Olcay** as the Clerk.

2- It has been unanimously resolved to approve the Resolutions of Ordinary General Meeting on the amendments to article 3, Subject and Purpose, article 6, Capital and article 29, Distribution of Profit, of Articles of Association within the scope of the Resolution on the amendments to Articles of Association passed at the 34th Ordinary General Meeting of Shareholders held on 18.04.2002 and pursuant to the permissions obtained.

3- The Chairman of the Presiding Board has presented the proposal to the vote so that the Presiding Board can be authorized to sign the Minutes of the General Meeting of Preferred Shareholders on behalf of the Group A shareholders. It has been unanimously resolved to authorize the Presiding Board to sign the Minutes of the Meeting and that this will be deemed sufficient.

These minutes have been issued and signed at the same venue after the meeting. 18.04.2002.

CHAIRMAN OF THE PRESIDING BOARD **Bülent ÖZAYDINLI**	**COMMISSARY OF THE MINISTRY OF INDUSTRY AND TRADE** **Nevzat ÖZER**
VOTE COLLECTOR **Adil SALEPÇİOĞLU**	**CLERK** **Nezih OLCAY**

GENERAL MEETING OF GROUP D PREFERRED SHAREHOLDERS OF TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.
18.04.2002

MINUTES OF THE MEETING

The General Meeting of Group D Preferred Shareholders of Tofaş Türk Otomobil Fabrikası was held on April 18th, 2002 Thursday on 11:30 hours in Divan Hotel at the address of Cumhuriyet Caddesi No.2 Taksim / Istanbul under the surveillance of the Commissary of the Ministry, **Mr. Nevzat Özer** appointed by the letter with 17.04.2002 date and 026636number of Istanbul Provincial Office of Industry and Trade and with the participation of shareholders or proxies, names and signatures of whom are entered in the Attendance List issued under the supervision of the Board of Directors.

The opening of the meeting has been allowed by the Commissary of the Ministry of Industry and Trade who has observed from the General Meeting file that TL 64.511.449.185.000 portion of Group D shareholders holding TL 64.511.449.185.000 in the Corporate Capital corresponding to 12.902.289.837 shares were present at the meeting in person or by proxy, and that invitation formalities were duly exercised pursuant to relevant provisions of the Articles of Association.

1- According to the agenda, the General Meeting of Group D Preferred Shareholders was opened by **Mr. Maurizio Magnabosco**, representing Group D Preferred Shareholders.

2- We hereby declare that the Resolutions of Ordinary General Meeting on the amendments to article 3, Subject and Purpose, article 6, Capital and article 29, Distribution of Profit, of Articles of Association were approved by us at the General Meeting of Group D Preferred Shareholders within the scope of the Resolution on the amendments to Articles of Association passed at the 34th Ordinary General Meeting of Shareholders held on 18.04.2002 and pursuant to the permissions obtained.

3- The Minutes of the General Meeting of Preferred Shareholders were signed on behalf of the Group D Shareholders and the meeting was closed accordingly.

These minutes have been issued and signed at the same venue after the meeting. 18.04.2002.

ATTENDANCE LIST **GENERAL MEETING OF GROUP D PREFERRED SHAREHOLDERS**
18.04.2002

NAME OF SHAREHOLDER	GROUP	CAPITAL AMOUNT	NUMBER OF SHARES	NAME OF PROXY	SIGNATURE
FIAT AUTO S.p.A. Corso G. Agnelli, 200 Torino-Italy	D	64.511.449.185.000	12.902.289.837	**Maurizio MAGNABOSCO**	

THE COMMISSARY
OF THE
MINISTRY OF INDUSTRY AND TRADE
Nevzat ÖZER